Cohen & Steers ETF Trust

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

July 17, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form N-1A (CIK No. 0001590402) for Cohen & Steers ETF Trust (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant respectfully requests withdrawal of its Registration Statement on Form N-1A (Accession No. 0001193125-13-443692), together with all exhibits thereto, filed with the Securities and Exchange Commission on November 15, 2013.

This request is being made because the Registrant has no present intention to use the Registration Statement to sell securities. No securities have been sold under this Registrant Statement, and the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477.

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at 212.796.9347.

Sincerely,

/s/ Dana DeVivo

Dana DeVivo

Secretary and Chief Legal Officer

cc: Michael Doherty, Ropes & Gray LLP